SEA BREEZE POWER CORP.

FORM 12b-25

NOTIFICATION OF LATE FILING

EXHIBIT 1

PART IV - OTHER INFORMATION

(3)
Sea Breeze Power Corp. anticipates that there will be a significant change in the results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements. An explanation on this anticipated change is stated below.

During the year ended December 31st 2005, Sea Breeze Power Corp. (the “Company”) changed its’ accounting policy with respect to its’ project development costs from capitalizing all project related costs until such time as projects commence commercial operations to expensing project related development costs until such time as final development decisions with respect to each specific project are made. After a final positive development production decision is made on a project, project related development costs will be capitalized and amortized over the expected life of the project.

This change resulted in restating $350,503 of pre-feasibility stage development costs being expensed for the comparative period ending March 31st 2005. In addition, the change resulted in an increase in accumulated opening deficit of $1,534,462 as at the January 1st 2005.